EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Great Lakes Aviation, Ltd.:

We consent to the use of our report dated March 27, 2009, with respect to the balance sheets of Great Lakes Aviation, Ltd. as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Great Lakes Aviation, Ltd., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report with respect to the financial statements refers to the adoption by Great Lakes Aviation, Ltd. of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ KPMG LLP

Denver, Colorado

May 14, 2009